Ecopetrol Announces Its Results for the Fourth Quarter and
Full Year 2013

•	Crude and gas 1P reserves increased 5.1% compared to 2012; the reserve replacement ratio was 139%, while the reserves average life remained the same at 8.1 years.

•	Average production for 2013 (Ecopetrol S.A., including its interests in affiliates and subsidiaries) was 788.2 mboed[1], a 4.5% increase compared to 2012 despite transport restrictions and blockades by some communities.

Ecopetrol S.A. ´s net income in 2013 was COP$13.35 trillion. Results were positive in a year with considerable challenges and adjustments in the capital markets.

BOGOTA, February 25, 2014. Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announced today its unaudited financial results2, both consolidated and unconsolidated, for the fourth quarter and full year 2013, prepared and filed in Colombian pesos (COP$) in accordance with the Public Accountancy Legal Framework (Régimen de Contabilidad Pública, RCP) of Colombia’s General Accounting Office.

Highlights of Ecopetrol S.A.’s financial and operating results

Unconsolidated

(COP$ Billion)	4Q 2013 *	3Q 2013*	Var. %	4Q 2012*	Var. % **	2013	2012	Var. %
Total sales	16,201.3	16,218.4	(0.1)%	15,054.4	7.6%	62,514.3	59,524.6	5.0%
Operating profit	4,077.3	5,497.5	(25.8)%	5,474.2	(25.5)%	19,627.4	22,104.9	(11.2)%
Net Income	2,629.6	3,973.8	(33.8)%	3,706.8	(29.1)%	13,353.0	14,973.0	(10.8)%
Earnings per share (COP$)	63.96	96.65	(33.8)%	90.15	(29.1)%	324.76	364.16	(10.8)%
EBITDA	5,268.4	8,181.1	(35.6)%	5,988.4	(12.0)%	28,497.5	28,555.1	(0.2)%
EBITDA Margin	33%	50%		40%		46%	48%

Consolidated

(COP$ Billion)	4Q 2013 *	3Q 2013*	Var. %	4Q 2012*	Var. % **	2013	2012	Var. %
Total sales	17,960.3	18,127.2	(0.9)%	17,758.2	1.1%	70,428.7	68,852.1	2.3%
Operating profit	4,209.8	6,144.0	(31.5)%	5,323.8	(20.9)%	21,834.7	23,343.0	(6.5)%
Net Income	2,426.6	3,860.7	(37.1)%	3,620.8	(33.0)%	13,106.5	14,779.0	(11.3)%
Earnings per share (COP$)
EBITDA	4,901.4	7,999.7	(38.7)%	5,866.3	(16.4)%	28,013.7	28,507.0	(1.7)%
EBITDA Margin	27%	44%		33%		40%	41%

* Not audited

** Between 4Q 2013 and 4Q 2012

Some 2012 figures were reclassified for the sake of comparison with 2013 figures

Consolidated

	4Q 2013	3Q 2013	∆ (%)	4Q 2012	∆ (%)	2013	2012	∆ (%)
Production (mboed)	779.4	800.4	(2.6)%	762.0	2.3%	788.2	754.0	4.5%
1P Reserves (mmboe)	N.A.	N.A.	N.A.	N.A.	N.A.	1,972	1,877	5.1%

1 Thousands of barrels of oil equivalent per day.

2 Some figures in this release are presented in U.S. dollars (US$), as indicated. The financial results in the main body of this report have been rounded to one decimal place. Figures presented in COP$ billion are equivalent to COP$1 thousand million (COP$1,000,000,000). Additionally, some 2012 figures have been reclassified to be comparable to those of 2013.

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In the opinion of Ecopetrol S.A.’s CEO, Javier Gutiérrez:

“In 2008, we launched a strategic plan and we have achieved important gains such as a 97% growth in production with an increase of 63% in reserves volume, the implementation of a new transport model and the supply of fuels with the highest environmental standards in Latin America. These operating results have been accompanied by profitability and value, among which I would highlight our EBITDA margins and our cumulative income of COP$69 trillion pesos since 2008. The results obtained are evidence of the company’s growth.

2013 was a good year for Ecopetrol. Both reserves and production grew, and we maintained strong financial results within a challenging environment for our operations. Our organization made important achievements on all fronts, including the following:

Proven reserves of hydrocarbons increased 5.1%, reaching 1.972 million barrels equivalent, with a replacement ratio of 139%, while the average life of reserves remained the same at 8.1 years.

We reached a new annual production record of 788 thousand barrels equivalent per day, an increase of 4.5% over 2012.

We had eight discoveries in Colombia, with an exploratory success rate of 44%. Additionally, we announced the commercial viability of the Caño Sur and Akacías fields, which are important milestones in the Exploration and Production strategy.

In transport, we completed the transition to the new profit center model, and began the operation of the Bicentenario oil pipeline.

We also made a significant progress of 85.7% in the modernization of the Cartagena refinery. The market diversification strategy for the sale of crude and products was another important highlight, increasing significantly sales volumes to the Far East.

For a third year in a row we have been included in the Dow Jones World Sustainability Index.

Ecopetrol remains a financially strong company, with high margins (EBITDA, operating and net) in comparison to other oil companies. Its indebtedness continues to be low and its cash generation is strong.

In conclusion, I would like to send a message of optimism and confidence to our more than 420 thousand shareholders, emphasizing both the important achievements made as well as the future growth strategy, which will make Ecopetrol a greater and stronger company."

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Ecopetrol presents its results for the fourth quarter and full year 2013

Table of Contents

I.	Financial Results	4

a.	Availability of Crude, Natural Gas and Products	4

b.	Sales Volumes	5

c.	Crude, Product and Natural Gas Prices	6

d.	Financial Results	7

e.	Cash Flow	11

f.	Balance Sheet	11

g.	Risk rating	12

II.	Consolidated Financial Results	13

b.	Segment results	14

III.	Operating Results	17

a.	Investment plan	17

b.	Exploration	17

c.	Production	19

d.	Proven Reserves	20

e.	Refining	20

f.	Transportation	22

IV.	Organizational Consolidation and Corporate Governance	23

a.	Organizational consolidation	23

b.	Corporate Responsibility	23

c.	Corporate governance	23

V.	Fourth Quarter and Full Year Results Conference Calls	24

VI.	Additional Exhibits	25

VII.	Exhibits of Subsidiary Results and Shareholder Interest	31

VIII.	Exhibits: Taxes and Transfers to the Government	38

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I.	Financial Results

a.	Availability of Crude, Natural Gas and Products

The availability of Ecopetrol S.A. crude, natural gas and products were the following:

Ecopetrol S.A. (unconsolidated)

1) Crude Oil (mbod)	4Q 2013	4Q 2012	∆ (%)	2013	2012	∆ (%)
(+) Net Production	514.7	509.3	1.1%	523.4	502.4	4.2%
(+) Purchases*	170.6	207.4	(17.7)%	187.4	200.5	(6.5)%
(+) Diluent	74.0	57.8	28.0%	68.7	60.8	13.0%
Total	759.3	774.5	(2.0)%	779.5	763.7	2.1%

2) Natural Gas (mboed)	4Q 2013	4Q 2012	∆ (%)	2013	2012	∆ (%)
(+) Net Production	108.3	90.7	19.4%	106.8	89.2	19.7%
(+) Purchases*	8.2	10.4	(21.2)%	9.2	19.5	(52.8)%
Total	116.5	101.1	15.2%	116.0	108.7	6.7%

3) Products (mbd)	4Q 2013	4Q 2012	∆ (%)	2013	2012	∆ (%)
(+) Production	206.8	225.5	(8.3)%	216.7	221.4	(2.1)%
(+) Local Purchase	17.6	12.0	46.7%	13.5	10.6	27.4%
(+) Imports	127.1	89.2	42.5%	114.0	91.1	25.1%
Total	351.5	326.7	7.6%	344.2	323.1	6.5%

* Includes royalties from the National Hydrocarbon Agency (Agencia Nacional de Hidrocarburos, ANH), royalties from Ecopetrol and other companies, and local purchases from third parties

The main results of the fourth quarter of 2013 were:

•	Lower purchases of crude oil (-36.8 mbod) as a result of:

o	Decreased availability of crude owing to the exporting by producers in the southern part of the country to Ecuador: (-11.3 mbod).

o	Ending of the agreement with Oxy for the purchase of La Cira Infantas crude: (-11.0 mbod).

o	Decreasing purchases due to lower transport capacity available in the Ocensa pipeline (new allocation guidelines): (-10.0 mbod).

o	Lower royalty purchases driven by the decrease in crude production in the northeast and southern regions of Colombia: (-4.5 mbod).

•	Higher gas production (+17.6 mboed): due to the start of operations of the Cupiagua plant at the end of 2012.

•	Increased local purchases of naphta (+7.6) and lower local purchases of jet fuel (-2.0)

•	Increased product imports (+37.9 mbd) of: 1) diluent (+18.2 mbod),

2) medium distillates (+15.4 mbod), 3) gasoline (+2.7 mbod), and 4) petrochemiclas (+1.6 mboed) explained by

o	Higher local demand
o	Lower supply form Barrancabermenja refinery due to the shceduled turnaround

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b.	Sales Volumes

The following is a summary of sales volumes:

Ecopetrol S.A. (unconsolidated)

Sales volume

Local sales volume (mboed)	4Q 2013	4Q 2012	∆ (%)	2013	2012	∆ (%)
Crude Oil	46.5	21.5	116.3%	34.1	13.0	162.3%
Natural Gas	64.6	55.9	15.6%	63.4	57.4	10.5%
Gasoline	68.4	66.0	3.6%	68.7	66.3	3.6%
Medium Distillates	121.5	115.2	5.5%	117.3	112.7	4.1%
LPG and propane	14.6	15.3	(4.6)%	14.5	15.4	(5.8)%
Fuel oil	1.8	1.9	(5.3)%	1.9	2.0	(5.0)%
Industrial and Petrochemical	14.7	13.0	13.1%	13.5	13.5	0.0%
Total Local Sales	332.1	288.8	15.0%	313.4	280.3	11.8%

Export sales volume (mboed)	4Q 2013	4Q 2012	∆ (%)	2013	2012	∆ (%)
Crude Oil	457.1	456.5	0.1%	456.4	444.9	2.6%
Products	59.5	57.1	4.2%	59.2	54.1	9.4%
Natural Gas	23.3	17.3	34.7%	24.1	22.2	8.6%
Total Export Sales	539.9	530.9	1.7%	539.7	521.2	3.5%

Sales to free trade zone (mboed)	4Q 2013	4Q 2012	∆ (%)	2013	2012	∆ (%)
Crude Oil	58.1	74.0	(21.5)%	65.3	71.1	(8.2)%
Products	1.8	2.4	(25.0)%	1.6	2.9	(44.8)%
Natural Gas	3.9	5.4	(27.8)%	3.2	4.9	(34.7)%
Total sales to free trade zone	63.8	81.8	(22.0)%	70.1	78.9	(11.2)%

Total sales volume	935.8	901.5	3.8%	923.2	880.4	4.9%

b.1) Market in Colombia: Sales to the Colombian market comprised 42% of total sales in the fourth quarter of 2013 (35% excluding sales to free trade zones):

The increase in local sales volumes in the fourth quarter of 2013 is explained mainly by:

•	Crude (+25.0 mbod): higher sales in the local market because of restrictions in oil pipeline export capacity.

•	Natural Gas (+8.7 mboed): new industrial clients and rising demand from thermal electrical generators.

•	Medium distillates (+6.3 mbod): Diesel (+5.5 mbod) and Jet fuel (+0.8 mbod) rising demand

b.2) International market: Sales to the international market comprised 58% of total sales in the fourth quarter of 2013 (65% including sales to free trade zones):

The higher exported volume during the fourth quarter of 2013 is explained mainly by:

•	Natural Gas (+6.0 mboed): Higher availability because of the new production in the Riohacha field (starting Aug. 2013).

•	Products (+2.4 mbod): higher fuel oil production in the Barrancabermeja refinery due to the use of heavier crude feedstock.

However, sales volumes to free trade zones fell due to:

•	Crude (-15.9 mbod): decreased deliveries to Reficar owing to restrictions in the quality of the available crude (decreased availability of Caño Limón crude).

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•	Natural Gas (-1.5 mboed): lower demand from Celsia and Reficar due to the turnaround of the crude unit.

The following is a summary of the main export destinations of Ecopetrol´s crude and products (and does not include natural gas exports to Venezuela or volumes sold to Hocol S.A. and other companies).

The diversity of markets reflect the progress of the strategy of increasing the participation of foreign destinations, such as Asia and Europe, to compensate for the decrease in exports to the United States, resulting from: 1) the arrival of Canadian heavy crude in the U.S. Gulf of Mexico and 2) higher production of unconventional crude in the United States.

Export destinations - Crudes
Destination	4Q 2013	4Q 2012	2013	2012
Asia	44.0%	28.7%	36.5%	20.6%
U.S. Gulf Coast	33.0%	36.7%	40.2%	46.9%
Europe	11.9%	8.2%	8.9%	7.7%
Central America / Caribbean	6.4%	10.7%	6.3%	7.1%
South America	0.0%	7.4%	2.8%	4.9%
U.S. West Coast	3.5%	6.4%	3.9%	9.0%
U.S. Atlantic Coast	1.2%	1.9%	1.4%	2.6%
Africa	0.0%	0.0%	0.0%	0.6%
Canada	0.0%	0.0%	0.0%	0.6%
	100.0%	100.0%	100.0%	100.0%

Export destinations - Products
Destination	4Q 2013	4Q 2012	2013	2012
Asia	58.0%	44.3%	53.6%	49.0%
Central America / Caribbean	22.3%	38.0%	30.6%	25.0%
U.S. Atlantic Coast	13.0%	17.7%	14.1%	18.8%
U.S. Gulf Coast	6.3%	0.0%	1.6%	7.1%
U.S. West Coast	0.4%	0.0%	0.1%	0.1%
	100.0%	100.0%	100.0%	100.0%

c.	Crude, Product and Natural Gas Prices

Prices of crude references (Average, US$/Bl)	4Q 2013	4Q 2012	∆ (%)	2013	2012	∆ (%)

Brent	109.5	110.1	(0.5)%	108.7	111.7	(2.7)%
MAYA	89.3	92.8	(3.8)%	97.2	99.5	(2.3)%
WTI	97.5	88.2	10.5%	98.0	94.2	4.0%

Sales price							Sales Volume (mboed)
(US$/Bl)	4Q 2013	4Q 2012	∆ (%)	2013	2012	∆ (%)	4Q 2013	2013
Crude oil basket	96.5	99.6	(3.1)%	98.5	103.3	(4.6)%	561.8	555.7
Products basket	105.7	110.7	(4.5)%	108.7	113.2	(4.0)%	282.3	276.8
Natural gas basket	26.4	28.4	(7.0)%	27.3	28.0	(2.5)%	91.8	90.7

Crudes:

Between the fourth quarter of this year and the same period of last year, the sale price of the crude basket fell by US$3 per barrel as a result of:

•	Lower price of heavy crude (Maya crude fell US$3.5 per barrel) owing to an increase in the availability of Canadian crude in the U.S. Gulf Coast.

•	Variation in the composition of the export basket with a higher share of heavy crude, which increased from 74% to 89%.

•	Higher share of crude sold locally at a lower price (indexed to fuel oil).

During the fourth quarter of the year, the crude oil export basket of Ecopetrol was indexed to Brent (68%) and Maya (32%).

6

Products:

During the fourth quarter of 2013, the price of the product sales basket was reduced by US$5/Bl in comparison to the same period of the prior year, owing to lower international prices against which fuels in Colombia are indexed.

Natural gas:

The sales price for export and free trade zones decreased US$2/Bl equivalent due to the lower price of Guajira gas, which is indexed to the Fuel Oil 1% USGC.

d.	Financial Results

Unconsolidated Income Statement
(COP$ Billion)	4Q 2013*	4Q 2012*	∆ ($)	∆ (%)	2013	2012	∆ ($)	∆ (%)
Local Sales	5,327.1	4,718.8	608.3	12.9%	20,056.5	18,341.2	1,715.3	9.4%
Export Sales	8,898.5	8,550.3	348.2	4.1%	35,408.5	34,240.9	1,167.6	3.4%
Sales to free trade zone	1,116.5	1,352.4	(235.9)	(17.4)%	4,861.3	5,292.7	(431.4)	(8.2)%
Sales of services	859.2	432.9	426.3	98.5%	2,188.0	1,649.8	538.2	32.6%
Total Sales	16,201.3	15,054.4	1,146.9	7.6%	62,514.3	59,524.6	2,989.7	5.0%
Variable Costs	7,389.1	6,070.1	1,319.0	21.7%	29,880.3	25,963.6	3,916.7	15.1%
Fixed Costs	2,686.9	2,707.8	(20.9)	(0.8)%	8,555.2	7,854.1	701.1	8.9%
Cost of Sales	10,076.0	8,777.9	1,298.1	14.8%	38,435.5	33,817.7	4,617.8	13.7%
Gross profit	6,125.3	6,276.5	(151.2)	(2.4)%	24,078.8	25,706.9	(1,628.1)	(6.3)%
Operating Expenses	2,048.0	802.3	1,245.7	155.3%	4,451.4	3,602.0	849.4	23.6%
Operating Profit	4,077.3	5,474.2	(1,396.9)	(25.5)%	19,627.4	22,104.9	(2,477.5)	(11.2)%
Non Operating Profit/Loss	(153.6)	(602.7)	449.1	(74.5)%	749.1	(579.2)	1,328.3	(229.3)%
Income tax	1,294.1	1,164.7	129.4	11.1%	7,023.5	6,552.7	470.8	7.2%
Net Income	2,629.6	3,706.8	(1,077.2)	(29.1)%	13,353.0	14,973.0	(1,620.0)	(10.8)%

Earnings per share (COP$)	63.96	90.15	(26.19)	(29.1)%	324.76	364.16	(39.40)	(10.8)%
EBITDA	5,268.4	5,988.4	(720.00)	(12.0)%	28,497.5	28,555.1	(57.60)	(0.2)%
EBITDA Margin	33%	40%			46%	48%

* Not audited

Some 2012 figures were reclassified for the sake of comparison with 2013 figures

The following is an explanation of the main variations in results:

Operating income for the fourth quarter of 2013 increased 7.6% (+COP$1,146.9 billion) despite the 4.9% reduction in the average sales price compared to the same period of 2012, as a result of:

•	Higher COP$/US$ exchange rate: +COP$514 billion.

•	Higher product sales volumes (+11.4 mbode): +COP$214 billion.

•	Increase in billing for Operation and Maintenance services: +COP$381 billion.

Cost of sales for fourth quarter 2013 increased 14.8% compared to the same period of 2012, as a result especially of the increases in variable costs, while fixed costs fell slightly. The results are explained as follow:

•	Variable costs: increase of 21.7% (+COP$1,319 billion) as a result of:

Increases in:

o	Hydrocarbon transport costs (+COP$809 billion) due to: 1) payment of fees for transporting by oil pipelines and multipurpose pipelines to Cenit, 2) payment of the fee to Bicentenario pipeline, 3) higher payment for transporting by Ocensa and ODC pipelines due to the change in business model from cost center to benefit center at fees regulated by the Ministry of Mines and 4) greater use of tanker trucks to transport diluent and crude.

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o	Rising crude, gas and product purchases (+ COP$563 billion) as a result of:

▪	Higher volume purchased (+4.5 mbod) of +COP$256 billion, due to imports of: 1) naphtha diluent on the increase in production of heavy crude; 2) diesel for meeting growing national demand, for building strategic storage and due to lower production at the Barrancabermeja refinery because of scheduled maintenances; 3) gasoline to meet national demand and for strategic storage, and due to lower production caused by heavier feedstock in the refineries; and 4) petrochemicals and industrial products, particularly polyethylene and lubricant bases, to fulfill commercial agreements in the local market.

▪	The 5.9% devaluation of the COP$/US$ exchange rate (+COP$107.4 /US$ 1) and higher average purchase prices (+US$3.2/barrel) compared with the fourth quarter of 2012: +COP$307 billion.

Reductions in:

o	An adjustment to amortization of oil investments due to the updating of developed proven reserves during the year: -COP$34 billion.

•	Fixed costs: decline of 0.8% (-COP$21 billion) as a result of:

Reductions in:

o	Labor costs: the result of the annual amortization adjustment calculated on an actuarial basis: -COP$113 billion.

o	Costs of non-capitalized projects: fewer non-capitalized items compared to the same period in the previous year: –COP$150 billion.

Increases in:

o	Maintenance: in transport to maintain line integrity and in subsoil to meet production goals: +COP$103 billion.

o	Higher costs as a result of tax reform in which products such as gasoline and diesel are no longer subject to the value added tax (VAT) and are now excluded goods. This causes that the VAT paid in the gasoline and diesel production supply chain constitutes a higher cost of production, which starting 2013, cannot be deducted: +COP$79 billion.

o	Contracted services (+COP$76 billion) due to: leasing and professional services for the integrity program of pipelines that began on the second quarter of 2012.

o	Contracted services in partnership, particularly at Rubiales and Quifa fields, (+COP$19 billion), due to: 1) increased subsoil maintenance work; 2) more personnel; and 3) leasing of injection and environmental control equipment:

Total costs owing to the attacks on infrastructure in 2013 amounted to approximately COP$54 billion. This cost includes the repair of facilities, equipment lease, transportation services and environmental effects, among others.

Due to the abovementioned factors, the gross income decreased from COP$6,276.5 billion in the fourth quarter of 2012 to COP$6,125.4 billion in the same quarter of 2013.

Operating expenditures in fourth quarter 2013 increased 155% (COP$1,246 billion) compared to the same period of 2012, a result of:

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Higher expenses in:

•	The pension commutation provision amounting to COP$804 billion and COP$6 billion for other minor provisions. The amount of the provision for pension commutation arises from comparing the actuarial liability amounting COP$12,254 billion at the end of 2013 and the pension trusts that support these obligations, whose value at that date was COP$11,450 billion. The actuarial liability was adjusted with beneficiaries´ information, which is updated annually. Likewise, the provision was impacted by lower yields of pension trusts due to the valuation of securities in which, by regulation, those funds must be invested.

•	The goodwill impairment recorded on December 31st, 2013, as follows: COP$123 billion for Offshore International Group -parent company of Savia Peru- and COP$230 billion for Propilco S.A. The impairment results from the difference between the book value and the latest valuation of these companies, according to financial methodologies generally accepted. The accounting principle of prudence demands to record such adjustments.

•	Security and social investment agreements COP$161 billion; COP$59 billion on management consulting projects; COP$22 billion from prior reporting periods associated with material inventory surpluses; and COP$86 billion in other taxes and contributions.

•	Exploration expenditures: +COP$19 billion.

Lower expenses in:

•	Debtor provisions of –COP$55 billion and of litigations for –COP$24 billion.

•	Transfers to costs of project and service estimates, insurance, custom operations, maintenance and services: –COP$95 billion.

•	Transport due to termination of gas contracts for delivery to third parties and cost reclassifications: -COP$32 billion.

•	Depreciation and amortization expenditures as follow: –COP$13 billion in intangibles, primarily goodwill.

•	Fuel losses due to theft and attacks: -COP$16 billion.

•	Labor expenses mainly because of a variable compensation bonus adjustment to account for the fatalities and incidents that had occurred: -COP$33 billion.

Operating margin in fourth quarter 2013 was 25% compared to 36% in the same period of 2012.

In the fourth quarter of 2013, the non-operating result improved in COP$449 billion, owing to the net effect of:

•	Decreased retiree expenditures due to amortization calculated on an actuarial basis: +COP$455 billion due to the 2012 update of growth rates of health expenses.

•	Lower income in valuation of the investment portfolio with the financial market situation impacting the performance of investment funds: -COP$44 billion.

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•	Higher expenditures from bank commissions on international and local bonds, as well as lower interest income and earnings received: –COP$41 billion.

•	Additional expenses (-COP$347 billion) as the net effect of: the updating of the actuarial health reserve –COP$188 billion; -COP$ 81 billion of lower income due to an asset monetary correction (this recognition ended in 2013); a loss of -COP$18 billion in income from surplus recoveries and collections; a +COP$26 billion increase in income from inventory surpluses and asset sales; a COP$41 billion expenditure increase on agreements for social welfare; a COP$12 billion expenditure increase on environmental incidents, and a COP$33 billion of higher loss from the exchange rate difference.

•	The higher income in the results of subsidiaries and affiliates: +COP$426 billion.

Results from subsidiaries and affiliates (accounted according to the equity method) went from a loss of COP$245 billion in the fourth quarter of 2012 to an income of COP$181 billion in the same quarter of 2013, as the result of:

•	Transport (+COP$272 billion): higher revenues in Ocensa and ODC pipelines driven by the tariffs set by the Ministry of Mines and Energy, and start of operations of Cenit.

•	Refining (+COP$152 billion): mainly from: 1) reversal of provisions in Reficar for the asset valuation performed (+COP$143 billion); and 2) lower losses of Andean Chemicals Limited (+COP17 billion).

•	Exploration and production (+COP$2 billion), from the net effect of: 1) the loss in Hocol for the accrual of two dry wells in December in the Saman block (-COP$89 billion); 2) lower loss in Ecopetrol Oleo e Gas Do Brasil (+COP$121 billion); and 3) lower loss in Ecopetrol America Inc (+COP$46 billion).

Equity Method: Net income per segment

(COP$ billion)

	4Q 2013	4Q 2012	2013	2012
Exploration and Production	(138.5)	(137.8)	(37.6)	357.3
Refining	64.5	(88.0)	(240.5)	(118.5)
Transportation	224.0	(47.6)	1,140.0	134.1
Corporate	31.5	28.6	100.5	103.7
Total	181.5	(244.8)	962.4	476.6

The 11% increase (+COP$129 billion) in the income tax expense in the fourth quarter of 2013 compared to the same quarter of 2012 is mainly the result of the tax reform approved in December of 2012 (CREE tax). The tax provision was accounted at an effective rate of 33% compared to 24% in fourth quarter 2012. For the year 2013, the effective income tax rate was 34%.

The provisions for pension commutated liabilities and the impairment of equity investments, as well as the impact of the tax reform caused the net income to reduce 29% compared with the fourth quarter of 2012.

EBITDA in the fourth quarter of 2013 decreased 12% versus the same period in 2012, and EBITDA margin was 33%, compared to 40% in the fourth quarter of last year.

10

e.	Cash Flow

COP$ Billion*	4Q 2013	4Q 2012	2013	2012
Initial Cash	10,560.8	9,369.2	10,693.1	9,238.0
Cash generated from operations (+)	15,895.1	14,716.0	63,021.0	60,010.9
Cash used in operations (-)	(11,740.9)	(9,535.0)	(48,139.5)	(41,135.6)
Capex (-)	(3,961.6)	(4,096.4)	(13,482.3)	(10,116.1)
Acquisitions (-)	-	-	-	-
Dividend payments (-)	(6,118.1)	-	(14,570.5)	(8,419.3)
Equity offering (+)	-	-	-	169.8
New debt (+)	178.4	-	6,484.4	-
Other inflows (+/-)	175.3	250.8	862.1	1,361.1
Fx differences (+)	116.4	(11.5)	237.1	(415.7)
Final Cash	5,105.4	10,693.1	5,105.4	10,693.1

*For reporting purposes, balances in US$ are estimated in COP$ on a monthly base using the average exchange rate. The initial cash balance for each quarter is estimated based on the average rate for the first month and the final balance is estimated based on the average rate for the last month of the quarter.

As of December 31, 2013, Ecopetrol had COP$5,105.4 billion in cash and portfolio investments (53.5% denominated in U.S. dollars).

f.	Balance Sheet

Unconsolidated Balance Sheet
(COP$ Billion)	December 31, 2013	December 31, 2012	∆ $	∆ (%)
Current Assets	21,687.0	17,910.1	3,776.9	21.1%
Long Term Assets	92,354.2	82,737.9	9,616.3	11.6%
Total Assets	114,041.2	100,648.0	13,393.2	13.3%
Current Liabilities	18,630.0	19,617.0	(987.0)	(5.0)%
Long Term Liabilities	23,616.7	15,772.4	7,844.3	49.7%
Total Liabilities	42,246.7	35,389.4	6,857.3	19.4%
Equity	71,794.5	65,258.5	6,536.0	10.0%
Total Liabilities and Equity	114,041.2	100,647.9	13,393.3	13.3%

Debit Memorandum accounts	132,941.5	131,388.4
Credit Memorandum accounts	97,288.0	109,085.7

Some 2012 figures were reclassified for the sake of comparison with 2013 figures

The main variations in assets during the quarter were based on:

•	Higher advances, payments and deposits (+COP$3,033 billion) stemming especially from: 1) Higher advance payments on income tax for the year 2013 of COP$1,071 billion; 2) advance payments and self-withholding, industry and trade tax, sales tax and income tax for equity - CREE to government entities of COP$1,853 billion; and 3) advance payments for partners in joint operations of COP$123 billion.

•	Higher accounts receivable (+COP$1,834 billion) including: 1) commercial portfolio, COP$464 billion; 2) industrial services, COP$637 billion; 3) various debtors, COP$888 billion. These higher accounts receivable were offset in part by the lower receivable value from the Ministry of Mines and Energy for the price differential of fuels -COP$244 billion, originating from the payment received of COP$1,110 billion in April 2013.

•	Higher non current investments (+COP$16,567 billion) as a result of the increase in equity investments from share issuance in Cenit Transporte and Logística de Hidrocarburos of COP$20,906 billion and lower equity investments of –COP$4,338 billion.

•	Lower valuations of fixed assets, -COP$5,921 billion, primarily from the transfer of fixed assets to the affiliate Cenit Transporte y Logística de Hidrocarburos.

11

•	Decline in property, plant and equipment (-COP$2,649 billion), due especially to: 1) decrease in inventories for COP$-7,946 billion, includes transfer of assets to CENIT of -COP$7,691 billion; 2) lower depreciation from the transfer of assets to CENIT of +COP$2,136 billion; and 3) capitalizations in the amount of +COP$2,996 billion.

At the close of the fourth quarter, liabilities accounted for 37% of assets, reflecting an increase of COP$6,854 billion, the product especially of:

•	An increase in financial obligations (+COP$6,844 billion): 1) international bond offering for US$2,500 million or COP$4,817 billion); 2) public debt bond offering in Colombia for COP$900 billion; 3) loans with Eximbank for COP$556 billion; 4) a syndicated loan of COP$285 billion; and 5) COP$220 billion in interests.

•	Increase in estimated liabilities and short- and long-term provisions for COP$1,294 billion as the result of: 1) greater allowance for pension commutation (+COP$804 billion), 2) higher abandonment costs (+COP$667 billion); and 3) lower risk in lawsuits (-COP$254 billion).

•	Reduction in accounts payable of 20%, that is, -COP$2,139 billion from the lower balance of dividends payable to the Colombian Government Nation at the end of 2013 (pending payment of COP$1,310 billion as of December 31, 2013 versus COP$3,919 billion as of December 31, 2012).

Equity amounted to COP$71,794.5 billion as of December 31, 2013. This increase of COP$6,536 billion was primarily the result of a surplus of the equity method of COP$ 11,067 and a lower surplus for valuations of -COP$5,921 billion, mainly due to the transfer of assets to Cenit.

g.	Risk rating

During the fourth quarter of 2013, the risk rating agency Fitch Ratings upgraded Ecopetrol S.A.'s ratings as follows:

•	Foreign currency: from BBB- to BBB, with stable outlook.

•	Local currency: from BBB to BBB+, with stable outlook.

Ecopetrol S.A. ratings current as of December 31, 2013, in local and foreign currency can be reviewed on the Moody's Investors Services, Standard & Poor's, and Fitch Ratings websites.

12

II.	Consolidated Financial Results[3]

a.	Income Statement and Balance sheet

Consolidated Income Statement
(COP$ Billion)	4Q 2013*	4Q 2012*	∆ ($)	∆ (%)	2013	2012	∆ ($)	∆ (%)
Local Sales	5,981.9	6,000.7	(18.8)	(0.3)%	23,672.0	22,284.1	1,387.9	6.2%
Export Sales	11,128.8	11,262.7	(133.9)	(1.2)%	44,220.8	44,490.1	(269.3)	(0.6)%
Sales of services	849.6	494.8	354.8	71.7%	2,535.9	2,077.9	458.0	22.0%
Total Sales	17,960.3	17,758.2	202.1	1.1%	70,428.7	68,852.1	1,576.6	2.3%
Variable Costs	7,669.5	7,829.5	(160.0)	(2.0)%	32,131.8	30,932.6	1,199.2	3.9%
Fixed Costs	3,348.8	3,176.5	172.3	5.4%	10,422.5	9,602.9	819.6	8.5%
Cost of Sales	11,018.3	11,006.0	12.3	0.1%	42,554.3	40,535.5	2,018.8	5.0%
Gross profit	6,942.0	6,752.2	189.8	2.8%	27,874.4	28,316.6	(442.2)	(1.6)%
Operating Expenses	2,732.2	1,428.4	1,303.8	91.3%	6,039.7	4,973.6	1,066.1	21.4%
Operating Profit	4,209.8	5,323.8	(1,114.0)	(20.9)%	21,834.7	23,343.0	(1,508.3)	(6.5)%
Non Operating Profit/Loss	(148.4)	(376.6)	228.2	(60.6)%	47.5	(1,011.2)	1,058.7	(104.7)%
Income tax	1,479.3	1,282.8	196.5	15.3%	8,088.8	7,133.4	955.4	13.4%
Minority interest	155.5	43.6	111.9	256.7%	686.9	419.4	267.5	63.8%
Net Income	2,426.6	3,620.8	(1,194.2)	(33.0)%	13,106.5	14,779.0	(1,672.5)	(11.3)%

EBITDA	4,901.4	5,866.3	(964.9)	20.4%	28,013.7	28,507.0	(493.3)	(1.7)%
EBITDA Margin	27%	33%			40%	41%

* Not audited

Some 2012 figures were reclassified for the sake of comparison with 2013 figures

Consolidated Balance Sheet
(COP$ Billion)	December 31, 2013	December 31, 2012	∆ $	Δ (%)
Current Assets	28,509.1	22,883.6	5,625.5	24.6%
Long Term Assets	103,918.9	90,996.0	12,922.9	14.2%
Total Assets	132,428.0	113,879.6	18,548.4	16.3%
Current Liabilities	22,302.6	23,254.1	(951.5)	(4.1)%
Long Term Liabilities	34,432.4	23,282.5	11,149.9	47.9%
Total Liabilities	56,735.0	46,536.6	10,198.4	21.9%
Equity	71,119.2	64,740.9	6,378.3	9.9%
Minority interest	4,573.8	2,602.1	1,971.7	75.8%
Total Liabilities and Equity	132,428.0	113,879.6	18,548.4	16.3%

Debit Memorandum accounts	152,210.7	144,971.4
Credit Memorandum accounts	111,774.6	115,482.1

Some 2012 figures were reclassified for the sake of comparison with 2013 figures

3 For purposes of consolidation of the fourth quarter, besides Ecopetrol, S.A. results, those of the following subsidiaries have been included:

Ecopetrol Oleo e Gas Do Brasil, Ecopetrol América Inc, Ecopetrol del Perú S.A., Hocol S.A., Hocol Petroleum Limited, Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A., Comai, ODL Finance S.A., Black Gold Re Ltd., Ecopetrol Pipelines Limited, Oleoducto de Colombia, Ocensa S.A., Reficar, Oleoducto Bicentenario, Ecopetrol Capital A.G., Equión Energía Limited, Ecopetrol Global Capital SLU, Cenit Transporte and Logística de Hidrocarburos S.A.S.

13

The highest contributions to total sales among individual subsidiaries (without the effect of eliminations) in the fourth quarter of 2013 came from Reficar with COP$1,764 billion, Hocol with COP$686 billion, Ocensa with COP$624 billion, Equión with COP$473 billion, Propilco S.A. with COP$363 billion, and Ecopetrol America Inc with COP$209 billion.

The highest income in each of the companies of the group came from Ocensa with COP$311 billion, Cenit with COP$224 billion, Equión with COP$132 billion and ODC with COP$29.4 billion. The largest losses were reported by Ecopetrol América Inc. with COP$197 billion and Ecopetrol Oleo e Gas do Brasil with COP$24.3 billion.

The income reported by Reficar in the fourth quarter was mainly the result of an asset valuation.

Ecopetrol del Perú S.A., Ecopetrol Oleo e Gas do Brasil, Ecopetrol América Inc. and Bioenergy S.A. have not reported earnings yet either because they are in the pre-operating stage or are conducting exploratory activities with no production (with the exception of Ecopetrol América Inc.).

In transport, the consolidation of all affiliates is being carried out at the business group level. Therefore, the financial information presented by Cenit corresponds only to this company individually, while the equity method is used for the income of the other transport companies of the business group whose assets have already been transferred to Cenit.

Under the equity method, Offshore International Group contributed an income of COP$57.2 billion, Invercolsa of COP$48.5 billion, Ecodiesel of COP$11.0 billion and Transgas of COP$3.3 billion.

EBITDA for fourth quarter 2013 was COP$4,901 billion, equivalent to an EBITDA margin of 27%.

b.	Segment results

Quarterly Results by Segment

	E&P		Refining & Petrochem.		Transportation and Logistics		Eliminations		Ecopetrol Consolidated
COP$ Billion	4Q 2013	4Q 2012	4Q 2013	4Q 2012	4Q 2013	4Q 2012	4Q 2013	4Q 2012	4Q 2013	4Q 2012
Local Sales	2,213	2,725	5,301	5,657	145	281	(1,677)	(2,662)	5,982	6,001
Export Sales	10,203	10,312	2,016	2,303	(89)	(4)	(1,001)	(1,349)	11,129	11,263
Sales of services	4	32	64	29	1,723	646	(942)	(213)	849	495
Total Sales	12,420	13,069	7,381	7,990	1,779	923	(3,620)	(4,224)	17,960	17,758
Variable Costs	4,347	4,504	6,880	7,516	67	18	(3,625)	(4,208)	7,669	7,829
Fixed Costs	1,704	1,695	642	599	1,077	907	(74)	(24)	3,349	3,177
Cost of Sales	6,051	6,199	7,522	8,114	1,145	925	(3,699)	(4,232)	11,018	11,006
Gross profit	6,369	6,870	(141)	(125)	635	(2)	79	9	6,942	6,752
Operating Expenses	1,739	1,055	746	65	79	308	168	0	2,732	1,428
Operating Profit	4,630	5,815	(886)	(190)	555	(310)	(89)	9	4,210	5,324
Non Operating Loss	(253)	(86)	108	(303)	(17)	54	14	(41)	(148)	(377)
Income tax benefits (expense)	(1,528)	(1,483)	250	94	(241)	106	40	-	(1,479)	(1,283)
Minority interest	(65)	(57)	1	0	(92)	13	-	0	(156)	(44)
Net Income	2,784	4,189	(528)	(398)	206	(137)	(36)	(32)	2,427	3,621

EBITDA	4,796	6,132	(379)	(315)	569	61	(84)	(12)	4,901	5,866
EBITDA Margin	38.6%	46.9%	(5.1)%	(3.9)%	32.0%	6.6%	2.3%	0.3%	27.3%	33.0%

Accumulated Results by Segment

	E&P		Refining & Petrochem.		Transportation and Logistics		Eliminations		Ecopetrol Consolidated
COP$ Billion	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Local Sales	8,796	10,708	21,271	21,443	576	1,161	(6,971)	(11,028)	23,672	22,284
Export Sales	41,154	41,758	7,762	8,017	(74)	0	(4,621)	(5,285)	44,221	44,490
Sales of services	30	184	202	53	5,713	2,891	(3,409)	(1,050)	2,536	2,078
Total Sales	49,979	52,651	29,236	29,512	6,215	4,052	(15,001)	(17,363)	70,429	68,852
Variable Costs	19,317	20,302	27,212	27,597	571	360	(14,968)	(17,327)	32,132	30,933
Fixed Costs	5,557	5,278	2,002	1,826	2,948	2,592	(84)	(93)	10,422	9,603
Cost of Sales	24,874	25,580	29,214	29,423	3,519	2,952	(15,052)	(17,420)	42,554	40,536
Gross profit	25,105	27,071	22	89	2,696	1,100	51	56	27,874	28,316
Operating Expenses	3,605	3,241	1,626	928	641	804	168	-	6,040	4,974
Operating Profit	21,501	23,830	(1,604)	(840)	2,055	296	(117)	56	21,835	23,343
Non Operating Loss	116	(393)	(214)	(378)	131	(57)	15	(183)	47	(1,011)
Income tax benefits (expense)	(7,697)	(7,432)	574	326	(1,028)	(27)	62	-	(8,089)	(7,133)
Minority interest	(255)	(353)	2	1	(434)	(68)	-	0	(687)	(419)
Net Income	13,664	15,652	(1,243)	(891)	724	144	(39)	(126)	13,106	14,779

EBITDA	26,245	27,498	(361)	(150)	2,247	1,241	(117)	(81)	28,014	28,507
EBITDA Margin	52.5%	52.2%	(1.2)%	(0.5)%	36.1%	30.6%	0.8%	0.5%	39.8%	41.4%

14

Exploration and Production

Earnings for fourth quarter 2013 were down by 5% compared to the same period of the prior year, primarily as a result of the US$3/Bl drop in the average price of the basket of crude sold.

Cost of sales in the fourth quarter fell 2% due to: 1) a 3% drop in variable costs from the lower volume of royalties available for sale, offset by the higher transport costs whereby Ocensa and ODC were charging the fees authorized by the Ministry of Mines and Energy; 2) 1% increase in fixed costs due to increased partnership operations, especially at the Quifa and Rubiales fields, where the increase in production and water treatment impacted the costs of energy, chemical treatment and use of tanker trucks.

Operating expenditures increased 65%, impacted mainly by a greater allowance for the payment of pensions in Ecopetrol S.A., as well as increased study and project expenditures from the increase in exploration activities.

Net income decreased 34% from COP$4.2 trillion to COP$2.8 trillion.

Refining and petrochemicals 4

Fourth quarter 2013 revenues were COP$7.4 trillion, broken down as follows: 73% from fuel, petrochemical and services sales in the local market, and 27% from exports, primarily fuel oil and polypropylene.

Cost of sales for the segment was COP$7.5 trillion, with variable costs accounting for 91%. The remaining 9%, corresponding to fixed costs, was affected for the most part by the tax reform in the treatment of the VAT (non-deductible VAT).

Operating expenditures in fourth quarter 2013 were COP$746 billion, impacted by a higher allowance for the payment of pensions in Ecopetrol S.A.

Non-operating results amounted to COP$108 billion, generated principally by the valuations and recovery of asset provisions recorded in prior years in Reficar.

The net loss for the segment was COP$528 billion.

Transport

In the transport segment, earnings for the fourth quarter 2013 increased 93% from COP$923 billion to COP$1.8 trillion, mainly as a result of the change in business model of Ocensa and Oleoducto de Colombia to a profit center. The increase is attributable to the higher volume of crude transported especially through the Oleoducto de Colombia, and in the Ayacucho-Coveñas system, as well as the beginning of operations of the Oleoducto Bicentenario in November 2013.

4 Figures of the fourth quarter of 2013 includes Reficar´s results for the period October-December of 2013, while for the fourth quarter of 2012 includes Reficar´s results for the period September-December of 2012 -as reported in the press release of the fourth quarter of 2012-. For such reason, segment results shown for the fourth quarters are not fully comparable.

15

Cost of sales for the segment rose 24% primarily because of the higher variable costs associated with the increased volumes transported and the increase in the volume transported of heavy crude. The 19% increase in fixed costs can be mainly attributed to the start of operations of the Oleoducto Bicentenario in November.

Non-operating results decreased compared to the fourth quarter of 2012 owing especially to the lower results of investments in companies and other non-operating results.

Net income for fourth quarter 2013 was COP$206 billion, in comparison with a loss of COP$137 billion in the same period of the prior year. The segment’s EBITDA was COP$569 billion during the fourth quarter of 2013.

16

III. Operating Results

a.	Investment plan

Ecopetrol´s Capex:

Capex (US$ million)
Business Segment	4Q 2013	Allocation by segment	2013	Allocation by segment
Exploration	230.9	9.6%	496.3	6.7%
Production	1,422.4	59.1%	3,727.1	50.6%
Refining and Petrochemicals	142.2	5.9%	344.7	4.7%
Transportation*	150.4	6.3%	658.5	8.9%
Supply and Marketing	0.9	0.0%	1.8	0.0%
Subsidiaries**	383.8	16.0%	1,941.7	26.4%
Acquisitions	0.6	0.0%	7.8	0.1%
Corporate	74.4	3.1%	189.8	2.6%
Total	2,405.6	100.0%	7,367.7	100.0%

* These investments are recovered as costs that Cenit reimburses Ecopetrol

** Ecopetrol S.A. investments in subsidiaries, does not correspond to the total amount invested by these companies.

During 2013, investments amounted to US$7,367.7 million and were allocated primarily for the following segments: 1) Production (50.6%): drilling activities, primarily in Rubiales and Quifa fields, and construction of facilities, mainly in Castilla and Chichimene fields; 2) contributions to affiliates and subsidiaries (26.4%): Reficar modernization project; and 3) Transport (8.9%): investment in San Fernando – Monterrey and Mid Magdalena projects.

b.	Exploration

Exploration in Colombia:

Ecopetrol S.A.:

Drilling in Colombia
Ecopetrol S.A.

4Q 2013					2013
Type of well	Number of wells	Hydrocarbon Presence*	In evaluation	Dry	Number of wells	Hydrocarbon Presence*	In evaluation	Dry
A3	6	2	1	3	12	7	1	4

*geological success

Additional to the drilling of six exploratory wells (A3), during the fourth quarter of 2013 two stratigraphic and three appraisal wells (A1) were drilled.

The following is a summary of successful exploratory wells drilled during 2013:

Quarter	Basin	Operator	Block	Well
1	Llanos	Ecopetrol	CPO - 10	Pastinaca -1
1	Llanos	Ecopetrol	CPO - 11	Venus -2
2	Llanos	Ecopetrol	CPO - 10	Cusuco-1
3	Llanos	Ecopetrol	CPO - 10	Guainiz-1
3	Llanos	MetaPetroleum	Quifa	QFE-S-1X
4	Llanos	MetaPetroleum	Quifa	QFN-C-1X
4	Llanos	MetaPetroleum	Quifa	QFE-D-1X

17

Hocol S.A.:

Drilling in Colombia
Hocol S.A.

4Q 2013					2013
Type of well	Number of wells	Hydrocarbon Presence*	In evaluation	Dry	Number of wells	Hydrocarbon Presence*	In evaluation	Dry
A3	5	0	0	5	7	1	0	6

*geological success

Besides the drilling of five exploratory wells (A3), during the fourth quarter of 2013 a stratigraphic well was also drilled.

The following is a summary of the successful exploratory well drilled during 2013:

Quarter	Basin	Operator	Block	Well
1	VIM	Lewis	SSJN1	Canario Sur 1

International exploration:

Ecopetrol América Inc:

During the fourth quarter of 2013, the Madagascar and Odd Job well drilling and evaluation took place, both of which were declared dry. At the end of the year, the company was in the process of drilling the exploratory well Deep Nansen.

Savia:

During the fourth quarter of the year the company completed the drilling of the exploratory well Colán 2x in Peru, which is currently under evaluation.

18

c. Production

Ecopetrol´s gross production (including interests in affiliates and subsidiaries)

Production

Ecopetrol S.A. gross oil and gas production (mboed)	4Q 2013	4Q 2012	∆ (%)	∆ (bls)	2013	2012	∆ (%)	∆ (bls)
Crude Oil	601.0	600.6	0.1%	0.4	612.6	591.1	3.6%	21.5
Natural Gas*	130.2	112.7	15.5%	17.5	128.9	110.9	16.2%	18.0
Total	731.2	713.3	2.5%	17.9	741.5	702.0	5.6%	39.5

Hocol (mboed)	4Q 2013	4Q 2012	∆ (%)	∆ (bls)	2013	2012	∆ (%)	∆ (bls)
Crude Oil	22.1	22.7	(2.6)%	(0.6)	21.2	24.8	(14.5)%	(3.6)
Natural Gas	0.2	0.0	N.D.	0.2	0.2	0.2	0.0%	0.0
Total	22.3	22.7	(1.8)%	(0.4)	21.4	25.0	(14.4)%	(3.6)

Savia (mboed)	4Q 2013	4Q 2012	∆ (%)	∆ (bls)	2013	2012	∆ (%)	∆ (bls)
Crude Oil	6.1	5.9	3.4%	0.2	5.8	6.6	(12.1)%	(0.8)
Natural Gas	0.4	0.5	(20.0)%	(0.1)	0.3	0.7	(57.1)%	(0.4)
Total	6.5	6.4	1.6%	0.1	6.1	7.3	(16.4)%	(1.2)

Equion (mboed)	4Q 2013	4Q 2012	∆ (%)	∆ (bls)	2013	2012	∆ (%)	∆ (bls)
Crude Oil	10.0	10.6	(5.7)%	(0.6)	10.1	10.6	(4.7)%	(0.5)
Natural Gas	7.7	7.4	4.1%	0.3	7.5	7.3	2.7%	0.2
Total	17.7	18.0	(1.7)%	(0.3)	17.6	17.9	(1.7)%	(0.3)

Ecopetrol America-K2 (mboed)	4Q 2013	4Q 2012	∆ (%)	∆ (bls)	2013	2012	∆ (%)	∆ (bls)
Crude Oil	1.6	1.4	14.3%	0.2	1.4	1.6	(12.5)%	(0.2)
Natural Gas	0.1	0.2	(50.0)%	(0.1)	0.2	0.2	0.0%	0.0
Total	1.7	1.6	6.3%	0.1	1.6	1.8	(11.1)%	(0.2)

Ecopetrol including affiliates and subsidiares	4Q 2013	4Q 2012	∆ (%)	∆ (bls)	2013	2012	∆ (%)	∆ (bls)
Crude Oil	640.8	641.2	(0.1)%	(0.4)	651.1	634.7	2.6%	16.4
Natural Gas	138.6	120.8	14.7%	17.8	137.1	119.3	14.9%	17.8
Total Group's production	779.4	762.0	2.3%	17.4	788.2	754.0	4.5%	34.2

* Gas production includes white products

Average production of fields with highest growth
mboed
100% ECP Assets	4Q 2013	4Q 2012	Δ (%)	2013	2012	Δ (%)
Cupiagua	31.3	23.2	34.9%	32.7	21.1	55.0%
La Cira-Infantas	24.9	22.1	12.7%	23.6	21.9	7.8%
Chichimene	51.2	47.0	8.9%	53.1	44.1	20.4%
Assets in partnership*
Quifa	38.3	24.9	53.8%	33.5	22.9	46.3%
Nare	18.1	16.0	13.1%	17.4	16.1	8.1%
Rubiales	117.7	110.4	6.6%	120.0	102.0	17.6%

* Ecopetrol´s net interest

Ecopetrol S.A. production:

During the fourth quarter of 2013, gas production increased 15.5% compared to the same period of 2012 as a result of the start of operations of the Cupiana facility at the end of 2012.

19

Heavy crude production continued to grow, accounting for 57% of total crude volume (compared to 53% in the fourth quarter of last year). Light and medium crude production dropped compared to 2012, mainly due to the declines in production at the fields.

Production per type of crude*
mbod
	4Q 2013	4Q 2012	Δ (%)	2013	2012	Δ (%)
Light	47.1	54.7	(13.9)%	49.1	59.6	(17.6)%
Medium	210.7	224.9	(6.3)%	215.8	227.9	(5.3)%
Heavy	343.2	321.0	6.9%	347.7	303.6	14.5%
Total	601.0	600.6	0.1%	612.6	591.1	3.6%

*Does not include subsidiaries

Lifting cost of Ecopetrol S.A.:

Lifting cost per equivalent barrel (produced by Ecopetrol S.A.) during 2013 was US$11.32 (based on the U.S. SEC methodology, which does not include royalties), US$0.21 per barrel less than last year. This change was the net result of:

•	Lower costs from higher production: -US$0.59/ barrel.

•	Lower costs from devaluation of the COP$/U.S.$ exchange rate: -US$0.45/ barrel.

•	Higher costs due : +US$0.83/ barrel, mainly due to 1) Application of the windfall profit clause which increased the cost of partnership operations, 2) Management and disposal of water, 3) Higher social management costs; and 4) Well maintenance.

Operating costs, not including water management, dropped from US$10.18/barrel in 2012 to US$9.90/barrel in 2013, as a result of the cost drivers optimization strategies..

It is worth noting that although the volume of water managed increased in approximately 2 million barrels a day between 2012 and 2013, the cost of water management was not as high as expected having risen from US$1.35/barrel in 2012 to US$1.42/barrel in 2013.

d. Proven Reserves

Ecopetrol´s net proven reserves of hydrocarbons (including its interest in affiliates and subsidiaries) at the end of 2013 were 1,972 million barrels equivalent (mmboe), an increase of 5.1% compared to the 1,877 mmboe in 2012.

In 2013 proven reserves increased by 340 mmboe, and net production was 245 mmboe. The reserves replacement ratio was 139%. The reserves/production ratio, assuming production remains at 2013 levels, is 8.1 years. The increase in proven reserves was mainly the result of increases in the size of proven areas, including EOR projects and exploration.

Reserves were calculated based on the U.S. Securities and Exchange Commission standards and methodology (estimation net of royalties) and were 99% audited by three different specialized, independent firms.

20

e. Refining

e.1) Barrancabermeja Refinery:

	4Q 2013	4Q 2012	∆ (%)	2013	2012	∆ (%)
Refinery runs* (mbod)	205.6	223.1	(7.8)%	214.9	219.4	(2.1)%
Utilization factor (%)	74.0%	79.2%	(6.6)%	79.9%	76.7%	4.2%

* Includes volumes loaded in the refinery, not total volumes received.

Both the refinery´s throughput and utilization factor in the fourth quarter of 2013 decreased compared to the same period of last year because of the scheduled turnaround at the U-250 crude unit for maintenance and modernization.

By the end of 2013, the modernization project was 18.05% complete; the modernization of the U-250 unit stands out, to restore its reliability and process feedstock made up of heavier crude. The turnaround took 10 weeks to complete instead of the 12 originally planned, and the unit began operating on November 29.

As of December 31, 2013, the Industrial Services Master Plan was 81.03% complete; among the Plan’s highlights for the year was the start-up of operations of a new water plant and a turbo generator. This project is designed to increase the reliability and efficiency in the generation of industrial services for the refinery operation and reduce the environmental impact through a reduction in emissions.

Costs and margins of the Barrancabermeja Refinery

The cash operating cost of the refinery for 2013 was US$7.45 per barrel, US$1.42 per barrel more that in the last year, which was the result of:

•	Higher costs of US$1.55 per barrel, due to: 1) increase in the price of gas necessary for the refinery to process crude, 2) higher gas transport fee; and 3) schedule turnarounds:.

•	Higher costs from lower throughput at the refinery: +US$0.17 per barrel.

•	Devaluation of the Colombian peso vs the U.S. dollar: -US$0.30 per barrel.

	4Q 2013	4Q 2012	∆ (%)	2013	2012	∆ (%)
Refining Margin (USD/bl)	7.9	9.9	(20.2)%	10.9	10.9	0.0%

Gross refining margin in the fourth quarter of 2013 decreased compared to the same period of last year, owing to: 1) lower yields of valuable products (gasoline and diesel) caused by the use of heavier feedstock in the lower availability of light crudes and the schedule turnaround at the cracking unit; and 2) lower prices of products, primarily gasoline.

e.2) Reficar (Cartagena Refinery):

	4Q 2013	4Q 2012	∆ (%)	2013	2012	∆ (%)
Refinery runs* (mbod)	60.7	77.3	(21.5)%	66.3	74.6	(11.1)%
Utilization factor (%)	33.8%	85.8%	(60.6)%	63.9%	71.6%	(10.8)%

* Includes volumes loaded in the refinery, not total volumes received.

The refinery's throughput in the fourth quarter of 2013 decreased as a result of operational restrictions generated by higher naphtha content in the crude supplied.

The refinery's utilization factor in the fourth quarter of 2013 declined owing to the existing operating framework whereby the cracking unit and the viscosity reduction unit were shut down to facilitate the delivery of the new refinery under safe operational conditions.

21

	4Q 2013	4Q 2012	∆ (%)	2013	2012	∆ (%)
Refining Margin (USD/bl)	2.0	4.7	(57.4)%	3.1	5.4	(42.6)%

Gross refining margin in the fourth quarter of 2013 decreased compared to the same period of last year due to a reduction in product yield because of the shutdown at the cracking and viscosity reduction plant and because of the use of a heavier feedstock. The prices of the products also had a negative impact on margin.

As of December 31, 2013, the expansion and modernization project was 85.7% complete. The progress in each of the work streams was as follows:

Work Streams	Percentage
Detail engineering	100.0%
Procurement	99.7%
Module construction	100.0%
Construction (began October 2011)	65.8%

f. Transportation

Transported volumes (mbod)	4Q 2013	4Q 2012	∆ (%)	2013	2012	∆ (%)
Crude	969.2	934.0	3.8%	950.3	917.7	3.6%
Refined Products	229.0	233.1	(1.8)%	237.4	234.0	1.5%
Total	1,198.2	1,167.1	2.7%	1,187.7	1,151.7	3.1%

In the fourth quarter of 2013, the total volume of crude transported by Cenit´s pipelines increased 3.8% in comparison to the same period in 2012, primarily due to the larger volumes transported through the Ayacucho-Coveñas system and the Oleoducto de Colombia. Out of the total volume of crude transported by oil pipeline, approximately 77.5% was Ecopetrol´s crude.

As for refined products, the volumes transported during the fourth quarter of the year decreased 1.8% compared to the same period last year, as a result of the reduced availability of products, especially gasoline. 46.5% of the total volume of products transported by multipurpose pipelinesbelonged to to Ecopetrol.

Bicentenario Pipeline: began operations in November and transported an average of 61 mbod.

Cost per barrel transported:

Ecopetrol’s cost per barrel transported during 2013 was US$6.31 per barrel, rising, US$2.59 per barrel when compared to 2012 , as the result of:

•	Higher costs of US$2.42/barrel driven by: 1) the change in model of the Oil Pipeline companies from Cost Centers to Benefit Centers and, 2) an increase in transport and transport fees by tanker truck and third-party transport systems.

•	Higher costs due to the lower volumes transported: +US$0.42/barrel.

•	Lower costs from the devaluation of the Colombian peso against the U.S. dollar:-US$0.25/barrel.

22

IV.	Organizational Consolidation and Corporate Governance

a.	Organizational consolidation

Health, safety and environment performance:

HSE*	4Q 2013	4Q 2012	2013	2012
Accident frequency index (accidents per million labor hours)	0.55	0.65	0.70	0.79
Environmental incidents	11	4	34	27

*Results are subject to change after the end of the quarter given that certain accidents and incidents could be reclassified depending on the final results of the investigations.

The accident frequency index during the year 2013 reached a historical minimum, however there were three fatalities.

Science and technology:

During the fourth quarter of 2013, five patents were granted to Ecopetrol: two in Colombia, two in the United States and one in Mexico regarding improvements in transport and refining processes. In 2013, a total of 12 patents were granted to Ecopetrol.

Recognitions:

During the fourth quarter, Ecopetrol received the following recognitions:

•	First place in corporate reputation in Colombia and was selected as the most responsible company in the country, according to Corporate Reputation Business Monitor (MERCO).

•	The ACIPET award for Innovation in three categories: organization, environment and technology, granted by Colombian Association of Petroleum Engineers.

•	Sixth place among the world's oil and gas companies based on management of knowledge (Most Admired Knowledge Enterprises Americas award).

b. Corporate Responsibility

Social investment:

In 2013, social investment increased by 12.2%, amounting to COP$341.5 billion, allocated as follows: 1) COP$249.0 billion for regional competitiveness; 2) COP$50.8 billion for citizenship and democracy; and 3) COP$41.7 billion for education and culture.

Stakeholders:

In November of 2013, a public hearing was held on the business group's accountability in the Morrosquillo Gulf with the participation of 1,080 people representing all interest groups.

c.	Corporate governance

Board of directors changes:

Due to his appointment as Colombia's ambassador to the United States, Mr. Luis Carlos Villegas resigned as an independent member of Ecopetrol's Board of Directors.

23

V.	Fourth Quarter and Full Year Results Conference Calls

Ecopetrol’s management will hold two webcasts to review the fourth quarter and full year 2013 results:

Spanish	English
February 27, 2014	February 27, 2014
1:00 p.m. Bogota / New York / Toronto	2:30 p.m. Bogota / New York / Toronto

The webcast will be available on Ecopetrol’s website: www.ecopetrol.com.co

Please access the site 10 minutes in advance in order to download the necessary software.

About Ecopetrol S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) is the largest company in Colombia based on revenue, profit, assets and net equity. Ecopetrol is the only vertically integrated crude oil and natural gas company with operations in Colombia, Brazil, Peru and the U.S. Gulf Coast. Its subsidiaries include: Andean Chemicals Limited, Bioenergy S.A., Bioenergy Zona Franca S.A.S., Black Gold Re Ltd., Cenit Transporte y Logística de Hidrocarburos S.A.S., Comai, Ecopetrol América Inc., Ecopetrol del Perú S.A., Ecopetrol Oleo e Gas do Brasil Ltda, Ecopetrol Capital A.G., Ecopetrol Global Energy, Ecopetrol Global Capital S.L.U., Ecopetrol Pipelines International, Equión Energía Limited, Hocol Petroleum Limited, Hocol S.A., ODL Finance S.A., ODL S.A., Propilco S.A., Oleoducto Bicentenario de Colombia S.A.S., Ocensa S.A., Oleoducto de Colombia, Refinería de Cartagena S.A., Santiago Oil Company and Colombia Pipelines Limited. Ecopetrol S.A. is one of the 50 largest oil companies in the world and one of the four main oil companies in Latin America. The company is majority owned by the Republic of Colombia (88.5%) and its shares trade on the Bolsa de Valores de Colombia S.A. (BVC) under the symbol ECOPETROL, on the New York Stock Exchange under the ticker EC, and on the Toronto Stock Exchange (TSX) under the symbol ECP. The company has three business segments: 1) exploration and production 2) transport and 3) refining and petrochemicals.

Forwarding-Looking Statements

This news release may contain forward-looking statements related to the prospects of the business, estimate for operating and financial results, and growth forecasts for Ecopetrol. These are projections, and, as such, are based solely on the expectations of management with regard to the company’s future and its continuous use of capital to finance the company’s investment plan. Such forward-looking statements depend essentially on changes in market conditions, government regulations, competitive pressures, performance of the Colombian economy and the industry, among others; therefore, they are subject to change without prior notice.

Contact Information:

Investor Relations Director

Alejandro Giraldo

Telephone: +571-234-5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

E-mail: mauricio.tellez@ecopetrol.com.co

24

VI. Additional Exhibits

Income Statement

Ecopetrol S.A.

COP$ Million	4Q 2013*	4Q 2012*	3Q 2013*	2013	2012
Income
Local Sales	5,327,057	4,718,789	5,244,245	20,056,462	18,341,239
Export Sales	8,898,526	8,550,306	9,306,732	35,408,543	34,240,864
Sales to free trade zone	1,116,503	1,352,388	1,123,793	4,861,301	5,292,658
Sale of Services	859,219	432,877	543,687	2,187,973	1,649,825
Total Income	16,201,305	15,054,360	16,218,457	62,514,279	59,524,586
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	3,159,294	3,393,239	3,192,772	12,506,587	13,915,230
Amortization and Depletion	131,765	165,854	1,003,542	2,868,044	2,586,940
Imported products	2,505,807	1,708,432	2,611,717	8,882,280	6,863,138
Hydrocarbon Transportation Services	1,301,089	492,159	1,315,186	4,584,069	1,969,618
Inventories and other	291,099	310,377	(26,821)	1,039,283	628,701

Fixed Costs
Depreciation	314,770	359,221	327,142	1,285,097	1,307,679
Contracted Services	925,995	831,352	782,232	2,996,869	2,598,523
Maintenance	697,358	594,419	403,608	1,764,066	1,557,641
Labor Costs	319,816	432,925	289,301	1,207,353	1,191,235
Other	428,941	489,917	301,579	1,301,860	1,199,065
Total Cost of Sales	10,075,934	8,777,895	10,200,258	38,435,508	33,817,770
Gross Profits	6,125,371	6,276,465	6,018,199	24,078,771	25,706,816
Operating Expenses
Administration	525,496	178,633	162,142	1,012,750	630,951
Selling and operational expenses	1,278,968	399,970	206,714	2,902,294	2,379,638
Exploration and Projects	243,499	223,741	151,763	536,357	591,378
Operating Income/Loss	4,077,408	5,474,121	5,497,580	19,627,370	22,104,849
Non Operating Income (expenses)
Financial Income	712,519	812,008	746,665	3,046,890	4,024,719
Financial Expenses	(642,464)	(656,530)	(734,142)	(2,706,490)	(3,856,284)
Interest expenses	(156,668)	(121,419)	(95,166)	(442,417)	(394,028)
Non Financial Income	(59,813)	197,351	434,431	666,862	420,606
Non Financial Expenses	(188,587)	(589,475)	(172,584)	(778,062)	(1,251,374)
Results from Subsidiaries	181,364	(244,621)	347,780	962,332	477,145

Income before income tax	3,923,759	4,871,435	6,024,564	20,376,485	21,525,633
Provision for Income Tax	1,294,098	1,164,666	2,050,732	7,023,499	6,552,683
Minority interest
Net Income	2,629,661	3,706,769	3,973,832	13,352,986	14,972,950

EBITDA	5,268,436	5,988,403	8,181,059	28,497,536	28,555,125
EBITDA MARGIN	33%	40%	50%	46%	48%
EARNINGS PER SHARE	$63.96	$90.15	$96.65	$324.76	$364.16

* Unaudited

Some 2012 figures were reclassified for the sake of comparison with 2013 figures

25

Income Statement

Ecopetrol Consolidated

COP$ Million	4Q 2013*	4Q 2012*	3Q 2013*	2013	2012
Income
Local Sales	5,981,860	6,000,703	6,260,231	23,672,032	22,284,055
Export Sales	11,128,813	11,262,668	11,315,967	44,220,815	44,490,089
Sale of Services	849,556	494,814	551,011	2,535,867	2,077,858
Total Income	17,960,229	17,758,185	18,127,209	70,428,714	68,852,002
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	3,671,180	4,347,905	3,385,741	14,212,734	16,473,184
Amortization and Depletion	127,237	231,989	1,075,074	3,202,007	3,106,563
Imported products	3,306,441	2,466,098	3,508,166	11,862,265	9,447,041
Hydrocarbon Transportation Services	339,308	355,592	433,346	1,598,899	1,106,649
Inventories and other	225,333	427,914	286,935	1,255,905	799,196

Fixed Costs
Depreciation	502,746	472,135	473,219	1,828,228	1,886,620
Contracted Services	962,219	848,507	774,288	3,048,108	2,646,427
Maintenance	932,674	704,976	485,783	2,240,543	1,921,008
Labor Costs	340,484	453,025	309,046	1,288,163	1,267,397
Other	610,716	697,863	492,203	2,017,430	1,881,423
Total Cost of Sales	11,018,338	11,006,004	11,223,801	42,554,282	40,535,508
Gross Profits	6,941,891	6,752,181	6,903,408	27,874,432	28,316,494
Operating Expenses
Administration	701,340	190,835	212,700	1,455,717	874,980
Selling and operational expenses	1,368,228	663,969	289,818	3,228,979	2,679,079
Exploration and Projects	662,658	573,580	256,859	1,355,007	1,419,531
Operating Income/Loss	4,209,665	5,323,797	6,144,031	21,834,729	23,342,904
Non Operating Income (expenses)
Financial Income	925,366	849,442	1,006,251	3,938,487	4,833,469
Financial Expenses	(1,338,093)	(636,347)	(844,156)	(3,300,190)	(4,419,761)
Interest expenses	380,014	(166,354)	(124,368)	(592,644)	(581,597)
Non Financial Income	97,663	197,523	442,833	858,302	489,666
Non Financial Expenses	(213,319)	(620,880)	(207,421)	(856,477)	(1,332,980)

Income before income tax	4,061,296	4,947,181	6,417,170	21,882,207	22,331,701
Provision for Income Tax	1,479,253	1,282,826	2,352,724	8,088,838	7,133,395
Minority interest	155,538	43,646	203,658	686,866	419,359
Net Income	2,426,505	3,620,709	3,860,788	13,106,503	14,778,947

EBITDA	4,901,448	5,866,265	7,999,725	28,013,732	28,506,985
EBITDA MARGIN	27%	33%	44%	40%	41%

Notes

* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year. Therefore, the quarterly figures in this report are not audited and they do not constitute a formal consolidation of Ecopetrol's financial statements though they do adjust to the methodology defined for this purpose. Not audited.

Some 2012 figures were reclassified for the sake of comparison with 2013 figures

26

Balance Sheet

	Ecopetrol S.A.		Ecopetrol Consolidated
COP$ Million	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012

Assets
Current Assets
Cash and cash equivalents	3,901,277	5,260,111	8,841,438	7,940,690
Investments	1,469,255	1,367,014	1,659,308	1,371,559
Accounts and notes receivable	6,347,082	4,512,756	6,176,891	5,261,501
Inventories	2,560,491	2,393,400	3,259,399	2,806,282
Other	7,408,928	4,376,821	8,572,062	5,503,595
Total Current Assets	21,687,033	17,910,102	28,509,098	22,883,627
Non Current Assets
Investments	35,218,103	18,651,177	1,587,598	5,812,223
Accounts and notes receivable	1,594,709	1,562,097	520,056	503,451
Property, plant and equipment, net	20,286,196	22,935,477	44,998,680	37,134,955
Natural and environmental properties, Net	17,518,335	15,694,807	21,456,659	18,568,730
Resources delivered to administration	314,395	323,665	478,745	478,810
Other	17,422,457	23,570,655	34,877,158	28,497,782
Total Non Current Assets	92,354,195	82,737,878	103,918,896	90,995,951
Total Assets	114,041,228	100,647,980	132,427,994	113,879,578

Liabilities and Equity
Current Liabilities
Financial obligations	342,410	574,712	774,559	2,359,488
Accounts payable and related parties	8,404,635	10,522,981	9,539,934	10,905,375
Estimated liabilities and provisions	1,722,243	1,115,512	2,515,005	1,852,989
Other	8,160,752	7,403,824	9,473,129	8,136,223
Total Current Liabilities	18,630,040	19,617,029	22,302,627	23,254,075
Long Term Liabilities
Financial obligations	11,977,888	4,900,907	21,423,992	11,346,337
Labor and pension plan obligations	4,277,831	4,063,881	4,277,831	4,070,744
Estimated liabilities and provisions	4,914,864	4,227,341	5,163,819	4,376,004
Other	2,446,080	2,580,310	3,566,774	3,489,370
Total Long Term Liabilities	23,616,663	15,772,439	34,432,416	23,282,455
Total Liabilities	42,246,703	35,389,468	56,735,043	46,536,530
Minority Interest			4,573,748	2,602,167
Equity	71,794,525	65,258,512	71,119,203	64,740,881

Total Liabilities and Shareholders' Equity	114,041,228	100,647,980	132,427,994	113,879,578

Memorandum Debtor Accounts *	132,941,485	131,388,436	152,210,701	144,971,427
Memorandum Creditor Accounts *	97,287,959	109,085,670	111,774,620	115,482,125

Notes

*	Under Colombian GAAP, these accounts represent facts or circumstances from which rights or obligations could derive and affect the Company, however, these accounts are not included in the Balance Sheet.

27

Cash Flow Statement

Ecopetrol S.A.

COP$ million	4Q 2013 *	4Q 2012*	3Q 2013*	2013	2012

Cash flow provided by operating activities:
Net income	2,629,665	3,706,770	3,973,833	13,352,987	14,972,950
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	529,107	611,390	1,434,400	4,534,390	4,284,531
Foreign Exchange	36,726	4,008	27,000	14,849	437,514
Net Interest	-	-	-	-	-
Provision for income tax	(105,502)	(227,728)	(20,872)	(60,511)	(36,621)
Net provisions	498,011	386,811	(39,453)	801,903	1,163,494
Disposal of property, plant and equipment	(1,381)	30,700	(9,239)	20,268	34,318
Recovery of Property, Plant and equipment	(37,246)	-	(115,718)	(152,964)	-
Loss for Good Will	353,012	-	-	353,012	-
Loss (gain) valuation of Investments	(1,567)	79,195	(6,600)	(2,637)	64,875
Loss (Income) from equity method on affiliated companies	(181,363)	244,620	(347,781)	(962,332)	(477,145)
Net changes in operating assets and liabilities:
Accounts and notes receivable	(3,370,805)	212,111	(981,022)	(6,112,782)	(537,927)
Inventories	59,513	(155,969)	(135,316)	(59,876)	(334,681)
Deferred and other assets	24,589	38,174	594,124	512,053	564,919
Accounts payable and related parties	(323,988)	(345,632)	(293,012)	(311,156)	1,596,790
Taxes payable	2,547,861	1,334,531	1,947,894	1,075,824	(886,367)
Labor obligations	(250,327)	339,580	(392,919)	(797,030)	34,197
Estimated liabilities and provisions	423,039	(182,059)	147,077	741,978	(142,895)
Cash provided by operating activities	2,829,344	6,076,502	5,782,396	12,947,976	20,737,952

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	45,648	2,300	3,175	(72,400)	-
Purchase of investment securities	(548,191)	(4,659,704)	(4,552,633)	(10,456,594)	(14,911,123)
Dividends Received	17,559	51,447	31,902	98,281	83,988
Interest Received	-	-	-	-	-
Redemption of investment securities	2,399,603	3,039,403	909,003	11,227,329	12,776,096
Sale of property, plant and equipment	-	-	-	2,000	-
Sale of natural resources	-	-	-	100,790	-
Investment in natural and environmental resources	(1,399,840)	(1,874,055)	(860,268)	(4,123,147)	(4,221,959)
Additions to property, plant and equipment	(242,805)	(1,907,696)	(1,815,836)	(3,056,363)	(4,686,842)
Net cash generated by investing activities	271,974	(5,348,305)	(6,284,657)	(6,280,104)	(10,959,840)

Cash flows from financing activities:
Financial obligations	172,235	(216,396)	6,051,360	6,457,835	(489,540)
Capitalization	-	(154,601)	72	82	10,391
Dividends	(6,118,116)	-	(1,580,003)	(14,570,465)	(8,419,332)
Net cash used in financing activities	(5,945,881)	(370,997)	4,471,429	(8,112,548)	(8,898,481)

Net increase (decrease) in cash and cash equivalents	(2,844,563)	357,200	3,969,168	(1,444,676)	879,631
Foreign Exchange in cash and cash equivalents	(5,353)	(1,230)	8,400	85,842	(116,872)
Cash and cash equivalents at the beginning of the year	6,751,193	4,904,141	2,773,625	5,260,111	4,497,352
Cash and cash equivalents at the end of the year	3,901,277	5,260,111	6,751,193	3,901,277	5,260,111

NOTES:

* Not audited

Some 2012 figures were reclassified for the sake of comparison with 2013 figures

28

Unaudited Cash Flow Statement

Ecopetrol Consolidated

COP$ million	4Q 2013 *	4Q 2012*	3Q 2013*	2013	2012

Cash flow provided by operating activities:
Net income	2,426,505	3,620,709	3,860,788	13,106,503	14,778,947
Adjustments to reconcile net income to cash provided by operating activities:
Minority interest	155,538	43,646	203,658	686,866	419,359
Depreciation, depletion and amortization	685,147	322,723	1,709,340	5,518,089	5,468,850
Foreign Exchange	34,341	5,287	40,199	(17,972)	309,130
Provision for income tax	(141,458)	(193,015)	(106,502)	(202,733)	37,521
Net provisions	(6,133,359)	683,115	6,623,289	886,280	1,188,788
Loss for disposal of property, plant and equipment	352,314	30,622	93,781	870,461	34,318
Recovery of Property, Plant and equipment	(37,246)	-	(115,718)	(152,964)	-
Loss for Good Will	353,012	-	-	353,012	-
Loss (gain) valuation of Investments	15,164	-	(19,449)	4,728	65,096
Loss (Income) from equity method on affiliated companies	(63,470)	(56,518)	(20,850)	(120,060)	(125,277)
Net changes in operating assets and liabilities:
Accounts and notes receivable	(5,153,980)	690,340	558,692	(6,090,115)	(2,522,804)
Inventories	(231,160)	(70,573)	(122,534)	(465,611)	(390,847)
Deferred and other assets	249,079	715,063	(58,214)	118,186	895,618
Accounts payable and related parties	1,243,416	2,434,519	(539,786)	676,518	2,601,167
Taxes payable	10,079,590	1,930,099	(4,921,733)	2,300,118	(730,923)
Labor obligations	(238,567)	24,655	(383,964)	(790,808)	34,632
Estimated liabilities and provisions	253,524	(394,052)	3,693	842,263	(881,477)
Cash provided by operating activities	3,848,390	9,786,620	6,804,690	17,522,761	21,182,098

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	-	-	-	-	-
Purchase of investment securities	(5,933)	(6,241,619)	(3,203,226)	(7,567,590)	(14,911,124)
Dividends Received	41,189	38,149	17,260	98,281	70,690
Redemption of investment securities	3,018,842	2,821,585	975,860	11,933,852	13,772,436
Sale of property, plant and equipment	(4,963)	-	(101,087)	(2,963)	-
Sale of natural resources	-	-	100,790	100,790	-
Investment in natural and environmental resources	(1,991,233)	(1,703,919)	(1,274,641)	(6,267,691)	(5,615,306)
Additions to property, plant and equipment	(1,775,005)	(4,698,201)	(2,866,118)	(7,957,123)	(9,852,556)
Net cash used in investing activities	(717,103)	(9,784,005)	(6,351,162)	(9,662,444)	(16,535,860)

Cash flows financing activities:
Minority interest	-	(65,687)	-	-	(69,823)
Financial obligations	76,068	935,041	6,106,159	7,492,632	5,110,249
Capitalization	-	10,390	72	82	10,390
Dividends	(5,956,950)	(32,542)	(1,741,171)	(14,570,467)	(8,419,332)
Net cash used in financing activities	(5,880,882)	847,202	4,365,060	(7,077,753)	(3,368,516)

Net increase (decrease) in cash and cash equivalents	(2,749,595)	849,817	4,818,588	782,564	1,277,722
Foreign Exchange in cash and cash equivalents	(29,081)	(65,594)	54,297	118,184	(116,969)
Cash and cash equivalents at the beginnig of the year	11,620,114	7,156,467	6,747,229	7,940,690	6,779,937
Cash and cash equivalents at the end of the year	8,841,438	7,940,690	11,620,114	8,841,438	7,940,690

Notes

*	According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year. Therefore, the quarterly figures in this report are not audited and they do not constitute a formal consolidation of Ecopetrol's financial statements though they do adjust to the methodology defined for this purpose. Not audited.

Some 2012 figures were reclassified for the sake of comparison with 2013 figures

29

Reconciliation of EBITDA

Ecopetrol S.A.

COP$ Millions	4Q 2013 *	4Q 2012 *	3Q 2013*	2013*	2012*
RECONCILIATION NET INCOME TO EBITDA
Net Income	2,629,661	3,706,769	3,973,832	13,352,986	14,972,950
Depreciations, depletions and amortizations	529,108	611,390	1,434,399	4,534,390	4,284,532
Net Interest	43,806	13,825	36,643	153,717	(2,219)
Interest, Tax, Depreciations and Amortizations in subsidiaries	517,340	358,411	537,944	2,153,997	1,757,279
Other Taxes	254,423	133,342	147,509	1,278,947	989,900
Provision for income tax	1,294,098	1,164,666	2,050,732	7,023,499	6,552,683
UNCONSOLIDATED EBITDA	5,268,436	5,988,403	8,181,059	28,497,536	28,555,125

Ecopetrol Consolidated

COP$ Millions	4Q 2013 *	4Q 2012 *	3Q 2013*	2013*	2012*
RECONCILIATION NET INCOME TO EBITDA
Net income	2,426,505	3,620,709	3,860,788	13,106,503	14,778,947
Depreciations, depletions and amortizations	776,589	820,203	1,706,029	5,609,531	5,468,851
Net Interest	50,790	56,113	(78,451)	131,340	197,802
Minority interest	(153,590)	(121,139)	(104,286)	(546,592)	(435,925)
Other Taxes	321,902	207,553	262,920	1,624,112	1,363,915
Provision for income tax	1,479,252	1,282,826	2,352,725	8,088,838	7,133,395
CONSOLIDATED EBITDA	4,901,448	5,866,265	7,999,725	28,013,732	28,506,985

*	Not audited

Some 2012 figures were reclassified for the sake of comparison with 2013 figures

30

VII.	Exhibits of Subsidiary Results and Shareholder Interest

Note: The financial results of subsidiary companies have not been audited.

Exploration and Production

1.	Hocol:

Income Statement
(COP$ Billion)	4Q 2013	4Q 2012	2013	2012
Local Sales	0.5	0.1	194.3	3.4
Export Sales	686.1	826.6	2,801.9	3,738.8
Total Sales	686.6	826.7	2,996.2	3,742.2
Variable Costs	436.0	540.0	1,995.5	2,461.3
Fixed Costs	109.5	91.3	382.3	407.0
Cost of Sales	545.5	631.3	2,377.8	2,868.3
Gross profit	141.1	195.4	618.4	873.9
Operating Expenses	206.3	82.4	315.6	255.9
Operating Profit	(65.2)	113.0	302.8	618.0
Non operating, net	32.8	(5.6)	28.2	35.4
Profit/(Loss) before taxes	(32.4)	107.4	331.0	653.4
Income tax	(12.6)	38.0	121.0	198.4
Net Income/Loss	(19.8)	69.4	210.0	455.0

TOTAL EBITDA *	71.8	187.4	750.0	1,098.3
EBITDA margin	10.5%	22.7%	25.0%	29.3%
EBITDA to EC GROUP**	71.8	187.4	750.0	1,098.3

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet
(COP$ Billion)	As of December 31, 2013	As of December 31, 2012
Current Assets	1,131.9	1,028.1
Long Term Assets	2,394.0	1,789.4
Total Assets	3,525.9	2,817.5
Current Liabilities	1,080.5	674.0
Long Term Liabilities	236.6	203.2
Total Liabilities	1,317.1	877.2
Equity	2,208.8	1,940.3
Total Liabilities and Shareholders´ Equity	3,525.9	2,817.5

31

2.	Savia Perú:

Income Statement
US$ million	4Q 2013	4Q 2012	2013	2012
Local Sales	110.7	100.4	376.3	452.3
Total Sales	110.7	100.4	376.3	452.3
Variable Costs	33.9	38.1	120.0	124.8
Fixed Costs	3.5	37.4	71.4	119.7
Cost of Sales	37.4	75.5	191.4	244.5
Gross profit	73.3	24.9	184.8	207.9
Operating Expenses	25.2	40.5	80.9	101.2
Operating Profit	48.1	(15.6)	103.9	106.7
Profit/(Loss) before taxes	48.1	(15.6)	103.9	106.7
Income tax	2.4	(1.8)	12.4	32.6
Employee profit sharing	-	-	-	-
Deferred taxes	7.8	(4.5)	17.4	0.2
Minority interest	-	-
Net Income/Loss	37.9	(9.4)	74.1	73.9

EBITDA	51.7	20.6	174.5	223.2
EBITDA margin	47%	21%	46%	49%

Balance Sheet
US$ million	As of December 31, 2013	As of December 31, 2012
Current Assets	187.8	229.4
Long Term Assets	799.5	824.7
Total Assets	987.3	1,054.1
Current Liabilities	294.1	301.8
Long Term Liabilities	99.4	122.2
Deferred taxes	-	-
Total Liabilities	393.5	424.0
Equity	593.8	630.1
Total Liabilities and Shareholders´ Equity	987.3	1,054.1

32

3.	Equion:

Income Statement
(COP$ Billion)	4Q 2013	4Q 2012	2013	2012
Local Sales	58.8	45.6	217.3	194.2
Export Sales	414.8	453.0	1,708.6	1,964.0
Total Sales	473.6	498.6	1,925.9	2,158.2
Variable Costs	218.8	188.6	923.4	846.7
Fixed Costs	52.7	48.2	154.4	169.1
Cost of Sales	271.5	236.8	1,077.8	1,015.8
Gross profit	202.1	261.8	848.1	1,142.4
Operating Expenses	13.9	101.0	52.5	148.8
Operating Profit	188.2	160.8	795.6	993.6
Non operating, net	11.6	18.4	42.7	72.6
Profit/(Loss) before taxes	199.8	179.2	838.3	1,066.2
Income tax	67.7	62.9	317.8	346.5
Net Income/Loss	132.1	116.3	520.5	719.7

TOTAL EBITDA *	260.1	187.1	1,074.0	1,270.6
EBITDA margin	54.9%	37.5%	55.8%	58.9%
EBITDA to EC GROUP**	132.9	95.4	548.0	648.0

* Total EBITDA of the company under COLGAAP
**EBITDA (COLGAAP) contribution to EC group

Balance Sheet
(COP$ Billion)	As of December 31, 2013	As of December 31, 2012
Current Assets	1,981.2	1,528.0
Long Term Assets	1,850.6	1,502.9
Total Assets	3,831.8	3,030.9
Current Liabilities	848.8	769.1
Long Term Liabilities	172.9	178.8
Total Liabilities	1,021.7	947.9
Equity	2,810.1	2,083.0
Total Liabilities and Shareholders´ Equity	3,831.8	3,030.9

33

Refining and Petrochemical

1.	Propilco:

Sales volume (tons)	4Q 2013	4Q 2012	2013	2012
Polypropylene	94,388	100,798	396,567	406,800
Polypropylene marketing for COMAI	2,543	2,649	11,275	10,595
Polyethylene marketing	4,783	3,332	17,067	12,352
Total	101,714	106,779	424,910	429,748

Income Statement
(COP$ Billion)	4Q 2013	4Q 2012	2013	2012
Local Sales	82.6	147.2	606.1	620.4
Export Sales	280.0	172.6	853.9	731.9
Total Sales	362.6	319.8	1,460.0	1,352.3
Variable Costs	303.4	250.0	1,235.2	1,095.2
Fixed Costs	18.1	32.0	104.1	114.6
Cost of Sales	321.5	282.0	1,339.3	1,209.8
Gross profit	41.1	37.8	120.7	142.5
Operating Expenses	32.2	29.0	124.2	117.5
Operating Profit	8.9	8.8	(3.5)	25.0
Non operating, net	8.9	6.9	26.0	27.2
Profit/(Loss) before taxes	17.8	15.7	22.5	52.2
Income tax	3.2	1.6	5.2	(0.4)
Net Income/Loss	14.6	14.1	17.3	52.6

TOTAL EBITDA *	22.7	32.5	77.0	125.0
EBITDA margin	6.3%	10.2%	5.3%	9.2%
EBITDA to EC GROUP**	22.7	32.5	77.0	125.0

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet
COP$ Billion	As of December 31, 2013	As of December 31, 2012
Current Assets	705.4	565.3
Long Term Assets	518.6	549.9
Total Assets	1,224.0	1,115.2
Current Liabilities	448.6	287.2
Long Term Liabilities	81.2	108.2
Total Liabilities	529.8	395.4
Equity	694.2	719.8
Total Liabilities and Shareholders´ Equity	1,224.0	1,115.2

34

2.	Reficar:

Sales Volume (mbd)	4Q 2013	4Q 2012	2013	2012
Local	39.5	50.2	45.0	46.8
International	48.7	49.9	47.2	51.5
Total	88.2	100.1	92.2	98.2

Ecopetrol sales price to Free Trade Zone* (US$/Bl)	4Q 2013	4Q 2012	∆ (%)	2013	2012	∆ (%)	Sales volume 4Q 2013	Sales volume 2013
Crudes sold to free trade zone	104.2	105.4	(1.1)%	105.0	107.9	(2.7)%	58.2	65.3
Products sold to free trade zone	85.3	68.5	24.5%	92.7	70.8	30.9%	1.8	1.6
Gas sold to free trade zone	33.9	34.1	(0.6)%	33.3	33.5	(0.6)%	3.9	3.2

* Free trade zone = Reficar

Income Statement
(COP$ Billion)	4Q 2013	4Q 2012	2013	2012
Local Sales	848.3	1,349.7	3,759.0	3,835.9
Export Sales	916.4	1,226.6	3,391.9	3,794.5
Total Sales	1,764.7	2,576.3	7,150.9	7,630.4
Variable Costs	1,727.7	2,532.5	7,025.3	7,513.8
Fixed Costs	80.5	90.2	281.5	287.8
Cost of Sales	1,808.2	2,622.7	7,306.8	7,801.6
Gross profit	(43.5)	(46.4)	(155.9)	(171.2)
Operating Expenses	37.8	66.5	163.1	176.3
Operating Profit	(81.3)	(112.9)	(319.0)	(347.5)
Non Operating income	186.7	45.7	335.3	399.7
Non Operating expenses	(46.4)	(39.7)	(253.4)	(197.5)
Profit/(Loss) before taxes	59.0	(106.8)	(237.1)	(145.3)
Income tax	0.6	1.7	2.3	4.7
Net Income/Loss	58.4	(108.5)	(239.4)	(150.0)

TOTAL EBITDA*	107.8	(28.55)	(37.00)	46.45
EBITDA margin	6.1%	(1.1)%	(0.5)%	0.6%
EBITDA to EC GROUP**	107.8	(28.5)	(37.0)	46.4

* EBITDA (COLGAAP) contribution to EC group

** Total EBITDA of the company under COLGAAP

Balance Sheet
COP$ Billion	As of December 31, 2013	As of December 31, 2012
Current Assets	1,842.2	1,669.0
Long Term Assets	13,059.3	9,232.3
Total Assets	14,901.5	10,901.3
Current Liabilities	1,322.4	1,768.3
Long Term Liabilities	9,014.3	6,724.5
Total Liabilities	10,336.7	8,492.8
Equity	4,564.8	2,408.5
Total Liabilities and Shareholders´ Equity	14,901.5	10,901.3

35

Transport

1.	Cenit

The financial information presented corresponds to Cenit individually, recognizing application of the participation method to the earnings of the other transport companies of the business group.

Income Statement

(COP$ Billion)	4Q 2013	2013
Sales of services	700.5	1,995.0
Total Sales	700.5	1,995.0
Variable Costs	64.6	94.0
Fixed Costs	674.9	1,766.8
Cost of Sales	739.5	1,860.8
Gross profit	(39.0)	134.2
Operating Expenses	(13.8)	71.1
Operating Profit	(25.2)	63.1
Non operating, net	244.6	986.2
Profit/(Loss) before taxes	219.4	986.2
Income tax	(4.4)	29.3
Net Income/Loss	223.8	956.9

TOTAL EBITDA *	300.2	1,221.0
EBITDA margin	42.9%	61.2%
EBITDA to EC GROUP**	300.2	1,221.0

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet
COP$ Billion	As of December 31, 2013
Current Assets	1,085.00
Long Term Assets	20,267.10
Total Assets	21,352.10
Current Liabilities	1,150.10
Long Term Liabilities	116.90
Total Liabilities	1,267.00
Equity	20,085.10
Total Liabilities and Shareholders´ Equity	21,352.1

36

Biofuels

1.	Ecodiesel

Sales volume (mboed)	4Q 2013	4Q 2012	2013	2012
Biodiesel	2.4	2.0	2.3	2.2
Glycerin	0.2	0.2	0.2	0.2
Total	2.6	2.2	2.5	2.4

Income Statement

(COP$ Billion)	4Q 2013	4Q 2012	2013	2012
Domestic sales	82.5	67.3	298.4	322.1
Total Sales	82.5	67.3	298.4	322.1
Variable Costs	68.7	58.1	251.0	277.9
Fixed Costs	-	-	-	-
Cost of Sales	68.7	58.1	251.0	277.9
Gross profit	13.8	9.2	47.4	44.2
Operating Expenses	3.6	2.9	11.5	20.0
Operating Profit	10.2	6.3	35.9	24.2
Non operating, net	4.1	1.6	9.3	7.4
Profit/(Loss) before taxes	6.1	4.7	26.6	16.8
Income tax	1.8	0.0	3.8	0.1
Net Income	4.3	4.7	22.8	16.7

EBITDA	7.8	7.7	37.0	40.8
EBITDA margin	9%	11%	12%	13%

Balance Sheet
COP$ Billion	As of December 31, 2013	As of December 31, 2012
Current Assets	60.4	47.6
Long Term Assets	77.0	81.3
Total Assets	137.4	128.9
Current Liabilities	51.4	42.5
Long Term Liabilities	32.6	48.3
Total Liabilities	84.0	90.8
Equity	53.4	38.1
Total Liabilities and Shareholders' Equity	137.4	128.9

37

VIII.	Exhibits: Taxes and Transfers to the Government

ECOPETROL S.A.
Taxes and transfers to the Government
COP$ billion	2013	2012

Crude purchases and royalties (ANH)	8,244	8366
Dividends from previous fiscal year	13,194	7000
Global tax	121	1451
National tax on Gasoline and Diesel	2,285	0
Income tax and other	9,430	9794
Net worth tax	476	476
VAT	-	128
Total	33,750	27,215

38